UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On July 15, 2025, the Board of Directors (the “Board”) of Mixed Martial Arts Group Limited (the “Company”) appointed Laura Sanko to the Board pursuant to Section 14.2 of the Company’s Constitution.

Laura Sanko brings a wealth of expertise and passion to MMA’s Board of Directors. As a trailblazing UFC commentator, Sanko made history as the first female color commentator in the modern UFC era, debuting at UFC Fight Night in February 2023. Her insightful analysis, deep technical understanding of mixed martial arts and engaging presence have made her a respected voice in the combat sports community. A former professional fighter and Brazilian Jiu-Jitsu black belt, Sanko’s firsthand experience in the sport, combined with her broadcasting acumen, positions her to provide strategic guidance for MMA’s mission of driving global participation in martial arts.

Laura Sanko is eligible to receive standard remuneration consistent with that of an independent board member. She is also eligible to be considered for future equity issuances under the Company’s equity incentive plans, subject to her performance in the role, overall Company performance, and the discretion of the Board.

The Company issued a press release relating to this appointment on July 15, 2025, a copy of which is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release Dated July 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	July 15, 2025	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer

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